Exhibit 6.1.5.2

September 16, 2022

Otis Collection LLC
6 Harrison Street, 5th Floor
New York, NY 10013

Attention: Keith Marshall, President, Otis Wealth, Inc.

Re:
Amendment No. 1 to Secondary Market Transactions Engagement Letter (this “Amendment”)

Dear Keith:

This letter confirms the amendment to the agreement (the “Agreement”), dated April 29, 2021, between Dalmore Group, LLC, a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Securities Industry Protection Corporation (“SIPC”; “Dalmore” or “we” or “us”) and Otis Collection LLC (the “Issuer” or “you”) as follows:

1.
Amendment.  The second bullet point of Section 2 is hereby amended as follows:

“a commission of up to five percent (5%) of the gross proceeds (up to 2.5% from the buyer and up to 2.5% from the seller involved in a Transaction) received related to sales of the Securities, such specific percentage as disclosed on the web- and mobile-app-based platform called Public.com, payable monthly as billed by Dalmore to a commission account that will be established by Dalmore at the designated paying agent used by the Issuer or directly by ACH or wire transfer of immediately available funds. For avoidance of doubt, the fee shall not be payable in the event a closing of a Transaction does not occur.”

2.
Miscellaneous.  Dalmore and the Issuer hereby ratify and affirm each of the terms and provisions of the Agreement, as amended hereby, which shall remain in full force and effect. This letter constitutes the entire amendment to the Agreement and shall not constitute a modification, acceptance and/or waiver of any other provision of the Agreement and/or any rights or claims thereunder. In the event of a conflict between any provisions of the Agreement and any provisions of this letter, such provision of this letter shall control. The Agreement, as amended by this letter, comprises the full and complete agreement with respect to the transactions contemplated by the Agreement and supersedes and cancels all prior communications, understandings and agreements between the parties, whether written or oral, expressed or implied. This letter shall be governed by and construed and interpreted in accordance with the substantive laws of the State of New York, without regard to conflict of laws principles. This letter may be executed in multiple counterparts, each of which will be deemed an original, and all of which will constitute the same document.

Please confirm that the foregoing correctly and completely sets forth our understanding by signing and returning to us the enclosed duplicate of this engagement agreement.

Sincerely,

DALMORE GROUP LLC

By /s/ Etan Butler
Etan Butler
Chairman

Agreed and accepted as of the date first above written.

OTIS COLLECTION LLC
By: Otis Wealth, Inc., Managing Member

By /s/ Keith Marshall
Keith Marshall
President